UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
                            (Amendment No. 1)
                Under the Securities Exchange Act of 1934

                      Thermadyne Holdings Corporation
                          (Name of Issuer)

                      Common Stock, $.01 par value
                      (Title of Class of Securities)

                         CUSIP No. 000883435109
                            (CUSIP Number)

                             Felix Kozodoy
                     Magten Asset Management Corp.
                          35 East 21st Street
                      New York, New York  10010
                             (212) 529-6612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 19, 1996

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a state-ment on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D

     CUSIP No. 000883435109

     1    Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above
          Person

          Magten Asset Management Corp.


     2 Check the Appropriate Box if a Member of a Group*
                    (a)
                    (b) /x/

     3    SEC Use Only

     4    Source of Funds*

          0

     5    Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e) /x/

     6    Citizenship or Place of Organization

          Delaware

     Number of Shares Beneficially Owned By Each Report-ing Person With

     7    Sole Voting Power

          -0-

     8    Shared Voting Power

          3,044,573

     9    Sole Dispositive Power

          -0-


     10   Shared Dispositive Power

          3,563,573

     11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

          3,563,573

     12   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*

     13   Percent of Class Represented by Amount in Row
          (11)

          33.1%

     14   Type of Reporting Person*

          IA, CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
          PAGE

                               SCHEDULE 13D

     CUSIP No. 000883435109

     1    Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above
          Person

          Talton R. Embry

     2 Check the Appropriate Box if a Member of a Group*
                   (a)
                   (b) /x/

     3    SEC Use Only

     4    Source of Funds*

          0

     5    Check Box if Disclosure of Legal Proceedings is

          Required Pursuant to Items 2(d) or 2(e) /x/

     6    Citizenship or Place of Organization

          United States

     Number of Shares Beneficially Owned By Each Report ing Person With

     7    Sole Voting Power

          64,106

     8    Shared Voting Power

          3,044,573

     9    Sole Dispositive Power

          64,106

     10   Shared Dispositive Power

          3,563,573

     11   Aggregate Amount Beneficially Owned By Each
          Reporting Person

          3,627,679

     12   Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares*

     13   Percent of Class Represented by Amount in Row
          (11)

          33.7%

     14   Type of Reporting Person*

          IN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

          PAGE

        The Schedule 13D was initially filed on July 25,
1996 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a
Delaware corporation ("Magten"), with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten, and (ii) Talton R. Embry
("Embry"; together with Magten, the "Filing Persons").
The Schedule 13D is hereby amended by this Amendment No.
1 as follows:

        Item 3.     Source and Amount of Funds or Other
Consideration.

        Item 3 as reported on Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

        The net investment cost for the 129,600 shares of Common Stock acquired since the previous filing of
Schedule 13D is $2,659,400. The consideration was obtained from the working capital of the accounts managed by Magten on behalf of its investment advisory clients as disclosed in Item 5(a).

        Item 5.         Interest in Securities of the
Issuer.

        Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

        (a)     Magten has beneficial ownership of an
aggregate 3,563,573 shares of Common Stock of the Company, constituting approximately 33.1% of the 10,769,031 shares of Common Stock reported by the Company as outstanding as of July 23, 1996. All of these shares of Common Stock are beneficially owned by investment advisory clients of Magten (collectively, the "Investment
Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to 3,044,573 of the shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to all 3,563,573 shares of Common Stock owned by these clients.

                Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
Schedule 13D shall not be construed as an admission that it is the beneficial owner of the Investment Advisory
Shares.
PAGE

        (b)     Embry, as sole stockholder and a Managing
Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

                In addition, Embry directly owns 3,800
shares of Common Stock. Embry has sole voting and dispositive power with respect to these 3,800 shares of Common Stock.

                Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and dispositive power with respect to 56,640 shares of Common Stock owned by such trusts (collective-ly, the "Pension Trust Shares").

                Embry, has sole voting and investment
power with respect to 2,216 shares of Common Stock held by his minor children and with respect to 850 shares of Common Stock held by his wife (collectively, the "Family
Shares").

                Embry, as trustee for two trusts for
the benefit of family members (the "Family Trusts"), also has sole voting and dispositive power with respect to 600 shares owned by such trusts (the "Family Trust
Shares").

                The shares described in Item 5(a) as
beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate 3,627,679 shares of Common Stock and constitute approximately 33.7% of the outstanding shares of Common Stock of the Company.

                Pursuant to Rule 13d-4, Embry hereby
declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension
Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts), the Family Shares or the Family Trust Shares.

        (c) Information with respect to all transac-tions in Common Stock effected by the Filing Persons since the previous filing of Schedule 13D is set forth in Schedule A to this Schedule 13D and is incorporated by reference herein.
PAGE

        (d)     The beneficial owners of the Investment
Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common
Stock:  General Motors Employees Domestic Group Pension
Trust and Bankers Trust as Trustee for the Hughes Master
Retirement Trust.  The beneficiaries of the Pension
Trusts, the Family Trusts, Embry's wife and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares, the Family Trust Shares, and the Family Shares, respectively.



        (e)     Not applicable.
PAGE

                      SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 1996


               MAGTEN ASSET MANAGEMENT CORP.

               By:  /S/ TALTON R. EMBRY
                    ------------------------
                         Talton R. Embry
                         Managing Director


                    /S/ TALTON R. EMBRY
                    -------------------------
                         Talton R. Embry

PAGE

                      SCHEDULE A

             TRANSACTIONS IN COMMON STOCK
        ON BEHALF OF INVESTMENT ADVISORY CLIENTS


DATE OF        NO. OF SHARES            PRICE
TRANSACTION    PURCHASED*                PER SHARE


08/08/96       2,600                    $21.50

09/17/96       75,000                   $20.50

09/19/96       52,000                   $20.50



*  All open-market purchases.